
August 12, 2010

Mr. Marckensie Theresias
President and Chief Executive Officer
Extreme Home Staging, Inc.
500 North Dearborn Street, Suite 605
Chicago, Illinois 60654

      Re: Extreme Home Staging, Inc.
              Form 8-K/A Filed June 16, 2010
              File No. 0-52955

Dear Mr. Theresias:

      We have reviewed the responses in your letter filed on August 6, 2010 and have the following additional comment.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K/A filed June 16, 2010

1.   We have reviewed your response to comment two in our letter dated July 19, 2010, including your proposed revisions that will be included in the planned amendment of this Form 8-K/A and in future filings. Please confirm to us that you will refrain from quantifying the fair market value of the in-situ gold and other mineral assets in any filings, including in your upcoming June 30, 2010 Form 10-Q. Alternatively, if you wish to quantify the value of these minerals in your filings, you should identify in your filings the "qualified independent sources" that performed these valuations and provide a reasonably detailed description of the methodology used to value these minerals to provide your investors with better context for how such a high value was determined. If you wish to quantify the value of these minerals in your filings, you should also file the appraisal reports as exhibits.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding this comment. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief